Brookwood Securities Partners, LLC

Statements of Financial Condition
December 31, 2021 and 2020

Brookwood Securities Partners, LLC

Statements of Financial Condition
December 31, 2021 and 2020

Brookwood Securities Partners, LLC

Contents



Tel: 617-422-0700
Fax: 617-422-0909
www.bdo.com

One International Place
Boston, MA 02110-1745

Report of Independent Registered Public Accounting Firm

Brookwood Financial Partners, LLC, the Sole Member of
Brookwood Securities Partners, LLC
Beverly, Massachusetts

Opinion on the Statements of Financial Condition

We have audited the accompanying statements of financial condition of Brookwood Securities Partners, LLC (the "Company") as of December 31, 2021 and 2020, the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, LLP

We have served as the Company's auditor since 2001.

February 25, 2022

Brookwood Securities Partners, LLC

Statements of Financial Condition

December 31,		2021		2020
Assets				
Cash and Cash Equivalents	$	1,815,936	$	1,830,927
Due From Affiliates		3,000		-
Prepaid Expenses and Other Assets		41,398		42,428
Total Assets	$	1,860,334	$	1,873,355
Liabilities and Member's Equity				
Liabilities				
Commissions Payable	$	57,150	$	14,421
Due to Affiliates		4,772		3,055
Accrued Bonus		85,500		59,500
Accounts Payable and Accrued Expenses		124,723		109,259
Total Liabilities		272,145		186,235
Commitments and Contingencies (Note 5)				
Member's Equity		1,588,189		1,687,120
Total Liabilities and Member's Equity	$	1,860,334	$	1,873,355

See accompanying notes to statements of financial condition.

1. Organization

Brookwood Securities Partners, LLC (the "Company") was first formed as a limited partnership (Brookwood Securities Partners, L.P.) organized under the laws of the State of Delaware for the purpose of serving as a broker-dealer in the sale of ownership interests in direct participation programs (the "Programs"). The Company operated under the exemptive provisions of SEC Rule 15c3-3K(2)(i) until the issuance of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 2040.17a-5. Pursuant to Footnote 74 of the SEC Release noted above, the Company is a Non-Covered Firm.   During January 2021, in reliance of Footnote 74, the Company amended its Membership Agreement with the Financial Industry Regulatory Authority, Inc. ("FINRA"), stating the Company will not claim an exemption from SEC Rule 15c3-3K(2)(i). The Company limits its activities to those contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 2040.17a-5.

The Company was organized on September 23, 1993, and commenced operations on April 14, 1994, upon receipt of its operating license from FINRA. The Programs are managed by affiliates of the Company.

Brookwood Financial Partners, LLC is the sole member of the Company.

2. Summary of Significant Accounting Policies

Financial Reporting and Use of Estimates

The financial statements of the Company have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

It is the Company's policy to place its cash and cash equivalents in high quality financial institutions. At times these deposits may exceed federally insured limits. The Company does not believe significant credit risk exists with respect to these institutions. The cash balance includes an account that was $1,483,357 in excess of FDIC insurance limits on December 31, 2021. As of December 31, 2021, the company did not have any cash equivalents.

Income Taxes

The Company is not required to file Federal or state income tax returns due to it being a single member limited liability company. The Company's income, gains, losses, deductions and credits are included on Brookwood Financial Partners, LLC's tax return. Accordingly, there is no provision for income taxes in the accompanying financial statements. Brookwood Financial Partners, LLC, as a limited liability company, is not subject to Federal or state income taxes as its members are

required to report on their Federal and state income tax returns their share of Brookwood Financial Partners, LLC's income, gains, losses, deductions and credits.

Recently Adopted Accounting Standards

Accounting For Financial Instruments – Credit Losses

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326). The ASU introduces a new credit loss methodology, Current Expected Credit Losses (CECL), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. Since its original issuance in 2016, the FASB has issued several updates to the original ASU. The CECL Methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaces the multiple existing impairment methods in current GAAP, which generally require that a loss be incurred before it is recognized. For available-for-sale securities where fair value is less than cost, credit related impairment, if any, will be recognized through an allowance for credit losses and adjusted each period for changes in credit risk.

The ASU was adopted by the Company with effect from January 1, 2020. The adoption of the ASU did not have a material impact on the Company's financial statements.

3. Net Capital Requirements

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1). This rule requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined, and requires that the ratio of aggregate indebtedness to net capital ratio shall not exceed 15 to 1 of aggregate indebtedness. In addition, equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1. At December 31, 2021, the Company had $1,543,791 of net capital, which was $1,525,648 in excess of required net capital. At December 31, 2020, the Company had $1,644,692 of net capital, which was $1,632,276 in excess of required net capital. The Company's aggregate indebtedness to net capital ratio was 0.18 to 1 as of December 31, 2021 and 0.11 to 1 as of December 31, 2020. The Company limits its activities under Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 2040.17a-5, none of which require the Company to prepare a "Computation for Determination of Reserve Requirements" or the schedule of "Information Relating to Possession or Control Requirements."

Reconciliation of member's equity to net capital under SEC Rule 15c3-1 is as follows:

December 31,	2021	2020
Member's equity qualified for net capital	$ 1,588,189	$ 1,687,120
Less non-allowable assets	44,398	42,428
Net capital under SEC Rule 15c3-1	$1,543,791	$ 1,644,692

4. Related Party Transactions

The Company has entered into an expense agreement with its member, Brookwood Financial Partners, LLC, to provide office space and support functions to the Company at no cost. Under the terms of the agreement, any expenses directly relating to the Company's brokerage activities are paid by the Company. As of December 31, 2021, and 2020, $4,772 and $256, respectively, were reimbursable to Brookwood Financial Partners, LLC for expenses relating to the Company's brokerage activities.

The Company acts as placement agent for Programs sponsored by its sole member, Brookwood Financial Partners, LLC. As of December 31, 2021, $3,000 in commission income remains unpaid.

5. Commitments and Contingencies

In connection with the Company's activities, the Company may from time to time, be party to suits and claims. The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure with respect to these claims and arrangements are unknown. However, the Company has not had prior claims or losses and expects the risk of loss at December 31, 2021 to be remote.

6. Liquidity

The Company incurred losses of $1,398,931 and $883,962 in 2021 and 2020 and had cash used in operations of $1,314,991 and $1,534,562 in 2021 and 2020, respectively. The Company has received contributions of $1,300,000 and $1,125,000 from its sole member, Brookwood Financial Partners, LLC, to fund its cash requirements in 2021 and 2020, respectively. The Company has received a commitment from Brookwood Financial Partners, LLC stating they will continue to support the Company's cash requirements through March 2023.

COVID-19

On January 30, 2020, the World Health Organization ("WHO") announced a global health emergency because of a new strain of coronavirus (the "COVID-19 outbreak") and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally.

The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. As such, it is uncertain as to the full magnitude that the pandemic will have on the Company's financial condition, liquidity, and future results of operations. Management is actively monitoring the global situation on its financial condition, liquidity, operations, industry, and workforce. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, the Company is not able to estimate the effects of the COVID-19 outbreak on its results of operations, financial condition, or liquidity for fiscal year 2022.

7. Subsequent Events

The Company evaluated all events and transactions that occurred after December 31, 2021 through the date the financial statements were issued.

Management has determined that there are no material events that would require adjustment to, or disclosure in, the Company's financial statements.